Exhibit 4.2

DE VISSER GRAY LLP

CHARTERED ACCOUNTANTS

401—905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated March 15, 2006, except as to Note 18 which is as at November 14, 2006, with respect to the consolidated audited financial statements of New Gold Inc. included in this Annual Report on Form 40-F for the year ended December 31, 2006, filed with the U.S. Securities and Exchange Commission.

“De Visser Gray LLP”

DeVisser Gray, LLP

Chartered Accountants

Vancouver, British Columbia, Canada

March 29, 2007